EXHIBIT 99.1

NEWS RELEASE

For Immediate Release

News Release No.:   04-14
Release Date: December 3, 2004

Associated Estates Realty Corporation Prices $58 Million Of Class B Series II Preferred Shares

Cleveland, Ohio - December 3, 2004– Associated Estates Realty Corporation announced today that it has priced $58 million of Class B Series II Cumulative Redeemable Preferred Shares. The Class B Shares have a $250.00 liquidation value per share (equivalent to $25.00 per depositary share) and will pay an 8.70 percent annual dividend. The Class B Shares will be redeemable at par on or after December 15, 2009 at the option of the Company. The first dividend is expected to be payable on March 15, 2005 to shareholders of record on March 1, 2005. The Class B Shares will trade on the New York Stock Exchange.

Completion of the offering is expected to occur on or about December 10, 2004. Proceeds from the sale of the shares will be used to redeem all of the Company's 9.75% Class A Preferred Shares, and to pay the issuance cost associated with the Class B Shares offering. Cohen & Steers Capital Advisors, LLC acted as the placement agent in the sale. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Additional information regarding the Class B Shares is available in the prospectus supplement dated December 3, 2004, to be filed with the Securities and Exchange Commission. A copy of the prospectus supplement will be available on the Company's web site at www.aecrealty.com, or by contacting the Company's investor relations department at 1-800-440-2372, ext. 8752.

This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, which are based on certain assumptions as noted in this news release. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty.

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT"), headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company directly or indirectly owns, manages, or is a joint venture partner in 107 multifamily properties containing a total of 23,457 units located in 12 states.

For more information, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, by telephone at 216-797-8798 or e-mail at IR@aecrealty.com. This press release and other corporate information are available through the Company's web site on the Internet at www.aecrealty.com. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com